***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

EXHIBIT 17.1

355 Hammond St.
Newton, MA  02467

February 23, 2010

Board of Directors
Brookline Bankcorp., Inc.
160 Washington St.
Brookline, MA  02445

Dear Board of Directors:

By reason of the Board’s rejection of *** proposal to buy the common stock of Brookline at a price of $*** a share, (with *** of the aggregate merger consideration in cash and *** in *** common stock), made in the January 28, 2010 letter of ***, an offer which I believe was highly favorable to Brookline Bancorp shareholders, and by reason of the events described below, I submit my resignation from the Board of Directors of Brookline Bancorp, Inc., as Secretary of the Corporation, and as a member of its Audit Committee.

Yesterday, while I was preparing this letter of resignation, I received a number of documents from the Bank, including the February 12 letter of resignation of former Board Chairman Richard Chapman (Attachment A).  Another was an e-mail “Message from Paul Perrault,” President of the Bank, to the directors (Attachment B), transmitting a copy of a memorandum about to be given to “All Employees” of the Bank (Attachment C).  The “All Employees” memo advised that Mr. Chapman has resigned and that

“In his letter to fellow directors Dick indicated that he was resigning because he was dissatisfied with the process by which the Board considered and rejected an offer from another company to acquire Brookline Bancorp.” (Attachment C).

The Chapman resignation letter was not included in the transmission to employees.

The Message to the directors said that if “asked about this by friends, or neighbors, or family members, feel free to share the memo or what’s included in it, but it’s best if you say nothing more about this.”

Board directors are thus told by the President to advise the public that Mr. Chapman has indicated that he was resigning because due process was not followed in the rejection of the offer.  The documents, however, show that although procedure was questioned, Mr. Chapman tendered his resignation also because, as a matter of substance, *** offer was favorable to the Bank’s shareholders and should not have been rejected.  While Mr. Chapman’s resignation letter of February 12, 2010 does question procedure in the first three paragraphs, the balance of the letter relates to the substantive desirability of accepting the offer.  It refers to his memorandum to the Board of February 1, 2010 (Attachment D).  That memorandum finishes his discussion – of substance – as follows:

***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

Summing it up, this is a fine, compelling offer.  The valuation fully satisfies any financial analysis.  We have a window of opportunity that is highly unlikely to be seen again in the foreseeable future.  To turn this offer down, in my opinion would be foolish and reckless.  It would require buying into projections that would be pure wishful thinking and impossible to defend in public.

For the directors to advise questioners that Mr. Chapman “indicated he was resigning because he was dissatisfied with the process” and to be silent about his position that the offer was “compelling” and a turn down would be “impossible to defend in public” is not a program in which I would care to participate and is a further reason for this resignation from the Board.

Very truly yours,

/s/ George C. Caner, Jr.

George C. Caner, Jr.

***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

“A”

“Idlehours”
P.O. Box 615
Norwich, VT  05055

February 12, 2010

Directors, Brookline Bancorp
160 Washington Street
Brookline, MA  02446

Dear Directors:

As you can understand, I have given much thought to recent events, most especially the meeting of February 3, and to my role at Brookline.  I believe that the decision to reject the recent offer to acquire our company was misguided and emotion-driven and that, even more overriding, the process by which the decision was made was deeply flawed.  Here in summary form are some of my objections which form the basis for my disagreement:

1.           At our meeting of February 3, after having completed their presentation, our investment bankers were expelled from the boardroom over the strong protest of another director and of me, your chairman.  It was our wish that they remain in order to provide comment on and analysis of the presentation of president Perrault, who had switched from being a proponent of the transaction to opposing it.  Later in the meeting, they were similarly prohibited from hearing a summary of his presentation.

2.           At that meeting, the initial and decisive vote on the offer was taken in Executive Session, from which I was excluded by my status as a defined insider.  I was precluded from any discussion leading up to that vote, so that the final vote, in open session, became a mere formality.  There is no requirement that a vote be taken in Executive Session, and I regard that procedure as abusive and a maneuver to shut me out.

3.           The Board’s preliminary acceptance of an offer, its abrupt termination of negotiations, and then rejection of a much enhanced offer was inconsistent.  Because the due diligence on the acquirer uncovered no surprises, and the second offer was much improved, this inconsistency raises serious questions about the objectivity of the process.

4.           The decision to reject the offer was reached by taking an enormous compilation of information and analysis assembled by our investment bankers and our own senior staff that strongly supported the offer and discarding it in favor of Mr. Perrault’s strategic vision at 50,000 feet.  His vision was unsupported, highly speculative, and in my opinion, self-serving.  After a two day strategic planning session in October and after having the offer on the table since mid-December, Mr. Perrault did not come up with a single piece of paper with a number on it to support his rosy picture.  He did, however, verbally suggest earnings of $1.00 per share, over three times the 2009 figure and wildly ambitious.  Raising unrealistic expectations often leads to rash decisions.

***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

5.           My memorandum to the Board dated February 1 set forth a strong case in favor of accepting the offer.  For brevity’s sake, let me boil that case down to one point: Mr. Perrault, when he initially endorsed the offer, told the Board that our bank could not possibly achieve a level of growth in the next three to five years that would produce a present value equal to or greater than the value of the offer.  Unless discussed in Executive Session, none of the issues raised in that memorandum were ever addressed.

Unfortunately for the Board, Brookline Bancorp is a public company.  The directors have a fiduciary responsibility to shareholders and owe them a duty of care and loyalty.  I believe you fell sadly short.  You have my resignation, effective immediately.

Yours truly,

/s/ Richard P. Chapman, Jr.

Richard P. Chapman, Jr.

***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

“B”

[E-mail message from Paul Perrault to Directors of Brookline Bancorp, Inc.]

Fellow Directors:

Attached is a memorandum that I will distribute to employees on Tuesday morning.  It informs them to the fact that Dick Chapman has tendered his resignation.

The memorandum was written for employees but it may be shared with anyone who asks about this turn of events.

If you are asked about this by friends or neighbors or family members, feel free to share the memo or what’s included in it -- but it’s best if you say nothing more about this.

Also attached is the Form 8-K statement which was filed this afternoon.

With respect to inquiries from anyone in the press, I will handle those and if you should be called by a reporter, please direct that person to me.

Thank you very much.

Paul

 ***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

“C”

[Brookline Bancorp Letterhead]

Memo

To:	All Employees

From:	Paul Perrault

Date:	February 22, 2010

Re:	Dick Chapman

It is with deep regret that I am writing to let you know that Dick Chapman has resigned from the Board of Directors of Brookline Bancorp, effective immediately.  The sudden resignation of such a key leader calls for an explanation, which is why I am writing to you today.

Dick has been a forceful and effective leader at Brookline Bank for some 35 years.  He led the Company for all of those years with a steady hand and deserves tremendous credit for the financial strength and stability that Brookline Bank enjoys today.

In his letter to fellow directors, Dick indicated that he was resigning because he was dissatisfied with the process by which the Board considered and rejected an offer from another company to acquire Brookline Bancorp.  The offer, put before the Board for its consideration in early February, was rejected based on a Board vote of 10 opposed; two in favor.

The Directors, who hold Dick in high regard, are saddened by his decision to step down.  In rejecting the offer from another company, the Board believes that the shortest path to success for our shareholders and our employees is through continuation as an independent company.

Until the Board of Directors appoints a new chairman, Joe Slotnik, as lead director, will serve as board chair.

 ***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

“D”

MEMORANDUM - R.P. CHAPMAN	Monday, February 1, 2010

BACKGROUND ON OFFER

On Sunday afternoon, January 24, I received a call in Vermont from ***.  He expressed his great surprise and disappointment at our terminating negotiations.  He indicated that *** remained very enthusiastic about a combination of the two banks and wanted the opportunity to submit an enhanced offer.  I told him that I believed a new proposal, to gain board consideration, would have to address event risk with an important cash component.  He said he would see what they could do but left no clear impression as to what that might be.  I telephoned Paul and Ben Saunders to tell them that a new offer might be forthcoming.  Monday evening at 9:30 I received a second call from *** informing me that an offer would be on the way, probably Wednesday.  I asked him to include as much detail as possible and contacted Paul and Ben the following morning.  As you know, the offer arrived Friday morning.

DISCUSSION OF THE OFFER

I believe the new offer is very responsive to my suggestions to ***.  It includes an important cash component that mitigates event risk, and the value of the transaction is set at *** per share - the level at which just a few weeks ago ***, subject to due diligence and negotiation of a satisfactory merger agreement.  (The price was subsequently negotiated up to ***.)

Setting aside the fact that with a *** cash component you do not have to be a big fan of ***, the company has important attractions, which our due diligence has confirmed, including:

●	Very clean, solid balance sheet

Strong asset quality ratios Tangible equity ratio of *** Asset sensitive and core-funded

●	Profitability understated
Positioned to benefit substantially from increase in interest rates

●	Multiple options for expansion through acquisition
***
Acquisition strategy has focused on quality; ***

 ***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

●	High visibility and strategically relevant, long-term, to numerous large banks:

● ***

●	Significant, favorable Wall Street coverage

● *** analysts with a current rating have a “Buy” on the stock
● Average target price, ***
● *** “Sell” recommendations

●	Liquidity of stock

● Market capitalization is roughly *** times that of Brookline
● *** shares trade a day

●	Cross-ownership of two companies

● ***

Turning to Brookline, I would like to make the following points:

●
*** appears to be well in excess of the value that we can produce independently.  To get to that number, we need to grow core loans and deposits at 15% to 20% annually, while maintaining our net interest margin and our historically low efficiency ratio.  An extremely ambitious and unrealistic goal.  Paul stated at the December meeting that he would have to “pull a rabbit out of a hat” to achieve such results.  He also noted that current banking conditions, because of low interest rates, were as “good as they get” for strong banks.

●
Current earnings momentum is based on the benefits of low deposit costs and declining charge-offs.  The balance sheet hardly grew at all last year.  We are very vulnerable to rising interest rates with only 5% of deposits in non-interest bearing accounts and 65% of liabilities in CD’s and wholesale borrowings.

●
There are few if any realistic or attractive acquisition targets that could accelerate our growth.  In-market targets are very expensive, in many cases, second rate, and in other cases, closely held.  Out-of-market acquisitions would bring serious dilution to the very important value of our Boston location.  And even in these cases, the targets would be highly expensive.  ***

●
Brookline continues to sell at a substantial takeover premium, unsupported by any reasonable earnings metric.  This premium is very much at risk if we turn down an offer from ***.  Keep in mind that the big Boston banks (now national banks) that gobbled up converted thrifts are gone or no longer interested.

 ***Confidential Treatment Requested by Brookline Bancorp, Inc.
(Commission File No.: 0-23695)***

Summing it up, this is a fine, compelling offer.  The valuation fully satisfies any financial analysis.  We have a window of opportunity that is highly unlikely to be seen again in the foreseeable future.  To turn this offer down, in my opinion, would be foolish and reckless.  It would require buying into projections that would be pure wishful thinking and impossible to defend in public.

I understand that decisions can be driven by more than financial analysis and considerations.  We have had a great time together as bank directors and I, of course, have spent much of my adult life with Brookline.  It will be a sad day for all of us to close the door on this, but we have to get by the emotion and do the right thing for our shareholders. We can take comfort in the quality of our acquirer and the fact that, for most of Brookline’s staff, the merger with *** with its bigger platform, will enhance their opportunities.  For our lenders, it will mean competing for larger credits and across the board, scale can provide impetus and competitive advantages.  And for the communities we serve, the merger will mean increased charitable support, thanks to ***.

Unfortunately, Paul Perrault is unhappy with this offer.  I am very disappointed that he withdrew his seemingly strong support so abruptly and totally and has not changed his stance despite our receipt of a much-improved proposal.  Of course, it is natural for Paul to regret the loss of the chance to see what he could accomplish as CEO of Brookline.  I also understand that Paul feels badly about the fates of some of his recent hires, including Bob Rose, his college room-mate.  I further understand that he is very disappointed with the limitations on his change of control payments by the 280G rule and the unwillingness of *** to pick up the expense.  However, he will be handsomely rewarded by any reasonable standard, and *** will provide him with a consulting contract and will virtually tear up the non-compete.  Personal matters such as these, of course, should play no part in our decision.

Ultimately, our decision must be based on our fiduciary duty to do what is right for our shareholders.  On that point I see only one answer: acceptance of this offer.